FORM OF CODE OF ETHICS UNDER RULE 17J-1
OF THE INVESTMENT COMPANY ACT OF 1940

This Code of Ethics under Rule 17j-1 of the Investment Company Act of 1940 (the “17j-1 Code”) has been adopted by Perella Weinberg Partners Group LP (“Perella Weinberg Partners” and, together with its affiliated companies, the “Firm”) and Perella Weinberg Partners Capital Management LP (“PWPCM”) in connection with PWPCM’s services as investment adviser or subadviser to any registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

The 17j-1 Code applies to you if you are a “17j-1 Access Person,” as defined below. If you are a 17j-1 Access Person, you must comply with the requirements set forth below in “Reporting Requirements for 17j-1 Access Persons” (the “17j-1 Reporting Requirements”). The 17j-1 Reporting Requirements modify, with respect to 17j-1 Access Persons, certain provisions of the Firm’s Personal Trading Accounts Policy.

You are strongly encouraged to consult Law & Compliance if you have any questions regarding your potential status as a 17j-1 Access Person or compliance with the 17j-1 Reporting Requirements.

The Statement of Principles in this 17j-1 Code summarizes certain principles set forth in the Firm’s Global Code of Business Ethics and Conduct (the “Global Code”), which generally applies to all partners, officers, and employees of the Firm. Except as indicated above, this 17j-1 Code supplements, and does not replace, the Global Code.

This 17j-1 Code has been adopted on August 12, 2010 and shall take effect on the earlier of (i) the date on which PWPCM first provides services to any vehicle that is a registered investment company under the 1940 Act and (ii) October 1, 2010.

STATEMENT OF PRINCIPLES

It is imperative that we observe high ethical standards and be focused at all times on compliance – only by doing so can we maintain the trust of our clients and investors, regulators and the public, and in turn protect the Firm’s reputation, our most valuable asset. Ethics and compliance are about “doing the right thing,” and it is the personal responsibility of each and every one of us to be familiar with the Global Code and this 17j-1 Code and to abide by the letter and spirit of the Global Code and, to the extent applicable, this 17j-1 Code at all times.

The Global Code and this 17j-1 Code do not and cannot address every ethical, legal or regulatory issue you may encounter – you should exercise good judgment, common sense and integrity and, when in doubt as to the appropriate course of action in a particular situation or as to how the applicable Code or Firm policy applies to your particular business unit, you should consult your supervisor and/or Law & Compliance for guidance.

It is your responsibility to act in the best interests of Perella Weinberg Partners and its clients and investors at all times. Therefore, you may not engage in personal activities that conflict with the interests of the Firm or its clients or investors or that may jeopardize the Firm’s reputation, and you may not allow your business responsibilities to be influenced, or appear to be influenced, by personal interests. You must promptly disclose to your supervisor and/or Law & Compliance any situation that may present a conflict or the appearance of a conflict, so that appropriate action (including the adoption of safeguards) may be taken to address any actual or suspected conflict.

Under no circumstances may you engage in a securities, derivative or other transaction (or advise, encourage or procure others to do so), (i) when in possession of “material, non-public information” or “inside information,” (ii) that is based on “front running,” mirror trading or other activities of the Firm or its clients or investors, (iii) if the proposed transaction may otherwise be in conflict with the interests of the Firm or its clients or investors, or (iv) if the proposed transaction could breach any laws or regulations to which you or the Firm are subject, including, among others, insider trading and dealing laws. You should refer to the Firm’s Global Policies on Use of Confidential Information, which are available on the Firm’s Shared “S” Drive, for a discussion of the meaning of “material, non-public information” and “inside information.”

REPORTING REQUIREMENTS FOR 17J-1 ACCESS PERSONS

1.	DEFINITIONS

“17j-1 Access Person” means (i) any member, director, manager, officer, general partner or employee of PWPCM, or of Perella Weinberg Partners or any other company in a Control relationship to PWPCM, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the Purchase or Sale of a 17j-1 Covered Security by the Fund, or whose functions relate to the making of any recommendations with respect to such purchase or sale, and (ii) any natural person in a Control relationship to the Fund or PWPCM who obtains information concerning recommendations made to the Fund with regard to the Purchase or Sale of a 17j-1 Covered Security by the Fund. All directors and officers of PWPCM are presumed to be 17j-1 Access Persons.

“I7j-1 Covered Security” means a “security” as defined in Section 2(a)(36) of the 1940 Act, including any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing; provided that none of the following shall be a 17j-1 Covered Security:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and

•	Shares issued by non-proprietary open-end investment companies registered under the 1940 Act.

“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

“Beneficial Ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder.

“Control” shall have the same meaning as that set forth in Section 2(a)(9) of the 1940 Act. Control generally means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

“Fund” means an investment company registered under the 1940 Act for which PWPCM acts as investment adviser or subadviser.

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

“Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the 1933 Act.

“Purchase or Sale of a 17j-1 Covered Security” means the purchase or sale of a 17j-1 Covered Security, and includes, among other things, the writing of an option to purchase or sell a 17j-1 Covered Security.

2.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

17j-1 Access Persons must obtain approval from Law & Compliance before directly or indirectly acquiring Beneficial Ownership in any securities in an Initial Public Offering or in a Limited Offering. Any such approval may be requested using the form attached as Appendix C hereto.

3.	REPORTING

a. Initial Holdings Reports

Except as otherwise provided in this 17j-1 Code, every 17j-1 Access Person shall report to Law & Compliance, no later than 10 days after the person becomes a 17j-I Access Person, the following information using the form attached as Appendix A hereto:

•
The title, number of shares and principal amount of each 17j-1 Covered Security in which the 17j-1 Access Person had any direct or indirect Beneficial Ownership when the person became a 17j-1 Access Person;

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The name of any broker, dealer or bank with whom the 17j-1 Access Person maintained an account in which any securities were held for the direct or indirect benefit of the 17j-1 Access Person as of the date the person became a 17j-1 Access Person; and

•	The date that the report is submitted by the 17j-1 Access Person.

•	Such information must be current as of a date no more than 45 days prior to the date the person becomes a 17j-1 Access Person.

b. Quarterly Transaction Reports

Except as otherwise provided in this 17j-1 Code, every 17j-1 Access Person shall report to Law & Compliance, no later than 30 days after the end of each calendar quarter, the following information using the form attached as Appendix B hereto:

•
With respect to any transaction during the quarter in a 17j-1 Covered Security in which the 17j-1 Access Person had, or by reason of such transaction acquired, any direct or indirect Beneficial Ownership in the 17j-1 Covered Security:

○	The date of the transaction, the title, the interest rate and maturity date (if applicable) and the number of shares and the principal amount of each 17j-1 Covered Security involved;

○	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

○	The price of the 17j-1 Covered Security at which the transaction was effected;

○	The name of the broker, dealer or bank with or through which the transaction was effected; and

○	The date that the report is submitted by the 17j-1 Access Person.

•	With respect to any account established by the 17j-1 Access Person in which any securities were held during the quarter for the direct or indirect benefit of the 17j-1 Access Person:

○	The name of the broker, dealer or bank with whom the 17j-1 Access Person established the account;

○	The date the account was established; and

○	The date that the report is submitted by the 17j-1 Access Person.

A 17j-1 Access Person need not make the quarterly transaction report described in this section 3.b. if the report would duplicate information contained in broker trade confirmations or account statements received by Law & Compliance with respect to the 17j-1 Access Person in the time period indicated above, if all of the information required for such quarterly transaction report is contained in the broker trade confirmations or account statements, or in the records of PWPCM.

A 17j-1 Access Person need not make a quarterly transaction report described in this section 3.b. with respect to transactions effected pursuant to an Automatic Investment Plan.

c. Annual Holdings Reports

Except as otherwise provided in this 17j-1 Code, every 17j-1 Access Person shall report to Law & Compliance annually the following information using the form attached as Appendix A hereto:

•	The title, number of shares and principal amount of each 17j-1 Covered Security in which the 17j-1 Access Person had any direct or indirect Beneficial Ownership;

•	The name of any broker, dealer or bank with whom the 17j-1 Access Person maintains an account in which any securities are held for the direct or indirect benefit of the 17j-1 Access Person; and

•	The date that the report is submitted by the 17j-1 Access Person.

•	Such information must be current as of a date no more than 45 days prior to the date the person becomes a 17j-1 Access Person:

d. Certain Exceptions to Initial Holdings Reports, Quarterly Transaction Reports, and Annual Holdings Reports

Notwithstanding sections 3.a., 3.b. and 3.c., a 17j-1 Access Person need not separately make a report under this 17j-1 Code to the extent the information in the report would duplicate information provided pursuant to the Firm’s Personal Trading Accounts Policy.

A person need not make a report under this 17j-1 Code with respect to transactions effected for, and a 17j-1 Covered Security held in, any account over which the person has no direct or indirect influence or Control.

e. Disclaimer

Any report under this 17j-1 Code may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect Beneficial Ownership in the security to which the report relates.

ADMINISTRATION OF THIS CODE OF ETHICS

1.          GENERAL RULE

PWPCM will use reasonable diligence and institute procedures reasonably necessary to prevent violations of this 17j-1 Code.  Law & Compliance will review all reports provided pursuant to this 17j-1 Code.

2.        WRITTEN REPORT TO FUND BOARD OF DIRECTORS

No less frequently than annually, PWPCM will furnish to the Board of Directors of each Fund a written report that:

•
Describes any issues arising under this 17j-1 Code or related procedures since the last report to the Board of Directors of such Fund, including, but not limited to, information about material violations of this 17j-1 Code or procedures and sanctions imposed in response to material violations; and

•	Certifies that PWPCM has adopted procedures reasonably necessary to prevent 17j-1 Access Persons from violating this 17j-1 Code.